UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

R1 RCM Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

(212) 720-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77634L 105	Schedule 13D	Page 2 of 12

(1)	Names of reporting persons CoyCo 1, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 124,910,408
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 124,910,408

(11)	Aggregate amount beneficially owned by each reporting person 124,910,408
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 29.8%*
(14)	Type of reporting person (see instructions) PN

*

Based on 418,958,515 shares of common stock (the “Common Stock”) of R1 RCM Inc. (the “Issuer”) outstanding as of July 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2023 (the “10-Q”).

CUSIP No. 77634L 105	Schedule 13D	Page 3 of 12

(1)	Names of reporting persons CoyCo 2, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,075,180
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,075,180

(11)	Aggregate amount beneficially owned by each reporting person 11,075,180
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.6%*
(14)	Type of reporting person (see instructions) PN

*	Based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 4 of 12

(1)	Names of reporting persons CoyCo GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.5%*
(14)	Type of reporting person (see instructions) OO

*	Based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 5 of 12

(1)	Names of reporting persons New Mountain Partners V (AIV-D), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.5%*
(14)	Type of reporting person (see instructions) PN

*	Based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 6 of 12

(1)	Names of reporting persons New Mountain Investments V, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.5%*
(14)	Type of reporting person (see instructions) OO

*	Based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 7 of 12

(1)	Names of reporting persons New Mountain Capital, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.5%*
(14)	Type of reporting person (see instructions) OO

*	Based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 8 of 12

(1)	Names of reporting persons New Mountain Capital Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.5%*
(14)	Type of reporting person (see instructions) PN

*	Based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 9 of 12

(1)	Names of reporting persons NM Holdings GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.5%*
(14)	Type of reporting person (see instructions) OO

*	Based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 10 of 12

(1)	Names of reporting persons Steven B. Klinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.5%*
(14)	Type of reporting person (see instructions) IN

*	Based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 11 of 12

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 1, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Statement”), with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock are based on based on 418,958,515 shares of Common Stock outstanding as of July 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2023.

(c) None of the Reporting Persons has effected any transaction in the shares of Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and supplemented by adding the following:

On September 29, 2023, a Stipulation and Agreement of Settlement, Compromise, and Release (the “Stipulation”) was filed with the Court of Chancery in the State of Delaware (the “Court of Chancery”) in the case captioned “In Re R1 RCM INC. Stockholders Litigation.” As part of the Stipulation, which is subject to approval by the Court of Chancery, CoyCo 1 and CoyCo 2 agreed to amend the Investor Rights Agreement to eliminate Section 2.4(b) thereof, which prohibited increasing the size of the Board beyond 15 directors without the consent of a majority of the NMC Designees for so long as CoyCo 1, CoyCo 2 and their affiliates own in aggregate at least 101,947,306 shares of the Common Stock issued to CoyCo 1 and CoyCo 2 pursuant to the Transaction Agreement or 25% of the Diluted Common Shares.

CUSIP No. 77634L 105	Schedule 13D	Page 12 of 12

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: October 3, 2023

CoyCo 1, L.P.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo 2, L.P.; By its General Partner CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

New Mountain Partners V (AIV-D), L.P.; By its General Partner New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

Steven B. Klinsky

/s/ Steven B. Klinsky